[HARTFORD FUNDS LETTERHEAD]

May 28, 2015

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Request for Acceleration of the Effective Date of the Registration Statement of The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

Included herewith for filing on behalf of The Hartford Mutual Funds, Inc. (the “Company”) is one copy of Post-Effective Amendment No. 140 under the Securities Act of 1933, as amended (the “1933 Act”) to the Company’s Registration Statement on Form N-1A. As previously discussed, pursuant to Rule 461 under the 1933 Act, the Company and Hartford Funds Distributors, LLC, the principal underwriter of shares of common stock of the Company, hereby jointly and respectfully request that the effective date of Post-Effective Amendment No. 140, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2015, be accelerated to the earliest practicable time on May 29, 2015. Post-Effective Amendment No. 140 is being filed for the purpose of registering the Harford Municipal Income Fund and Hartford Municipal Short Duration Fund (each a “Fund”), each a new series of the Company. We note that Post-Effective Amendment No. 140 incorporates your request to clarify in each Fund’s principal investment strategy that the Fund will invest at least 80% of its net assets in municipal securities that are exempt from federal income tax.

We request that we be notified of such effectiveness by a telephone call to John V. O’Hanlon of Dechert LLP at 617.728.7111, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company and Hartford Funds Distributors, LLC are aware of their obligations under the 1933 Act.

Should you have any questions, please contact John V. O’Hanlon at 617.728.7111.

Very truly yours,

The Hartford Mutual Funds, Inc.

Hartford Funds Distributors, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Titles:	Vice President, Secretary and Chief Legal Officer of The Hartford Mutual Funds, Inc.

Executive Vice President, Deputy General Counsel and Assistant Secretary of Hartford Funds Distributors, LLC

cc:  John V. O’Hanlon, Dechert LLP